UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements Items 4 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2008, as amended, (the “Schedule 14D-9”), by Esmark Incorporated, a Delaware corporation (“Esmark” or the “Company”), relating to the tender offer (the “Severstal Offer”) made by OAO Severstal, a Russian joint stock company (“Severstal”) on behalf of its indirect, wholly-owned subsidiary to be formed before the expiration of the Severstal Offer under the laws of the State of Delaware (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on May 30, 2008 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, $0.01 par value per share (the “Shares”), at a price of $17.00 per Share in cash, without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and, in each case, any amendments and supplements thereto, the “Severstal Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection “(b) Background of the Recommendation”:

“On June 24, 2008 the Company issued a press release confirming the decision of an arbitrator regarding the USW’s May 30, 2008 grievance regarding its right to bid under the BLA. A copy of the press release is filed as Exhibit (a)(2)(d) hereto and is incorporated by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 hereby is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(d)	Press release issued by Esmark, dated June 24, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESMARK INCORPORATED

By:	/s/ James P. Bouchard
Name:	James P. Bouchard
Title	Chairman, Chief Executive Officer and Director

Dated: June 24, 2008